Jason L. Kent +1 858 550 6044 jkent@cooley.com	VIA EDGAR AND FEDEX

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Mirum Pharmaceuticals, Inc.

in connection with its Registration Statement on Form S-1 (File No. 333-232251)

June 27, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dorrie Yale
Mary Beth Breslin

Re:	Mirum Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed June 21, 2019
File No. 333-232251

Dear Ms. Yale and Ms. Breslin:

On behalf of Mirum Pharmaceuticals, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated May 16, 2019 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on April 18, 2019, which was subsequently updated by the Company with a draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 24, 2019, and with a Registration Statement on Form S-1 filed with the Commission on June 21, 2019 (the “Registration Statement”), we are submitting this supplemental letter to further address Comment 20 of the Comment Letter. For the convenience of the Staff, we have incorporated the text of Comment 20 into this letter.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83). For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

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U.S. Securities and Exchange Commission

June 27, 2019

Page Two

Staff Comment

General

20.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and asset acquisitions.

Response:

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for the initial public offering (“IPO”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), which Preliminary Price Range does not reflect the impact of a reverse stock split of the Common Stock that the Company anticipates will be effected prior to the effectiveness of the Registration Statement (the “Reverse Stock Split”). This Preliminary Price Range implies a pre-money valuation range for the Company of $[***] million to $[***] million.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from Citigroup Global Markets Inc. and Evercore Group L.L.C., the representatives of the several underwriters for the Company’s IPO (the “Representatives”). The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value or single valuation methodology, but was determined based on a variety of considerations and methodologies, including the assessment of the aforementioned factors.

The Company will include a narrower bona fide price range of the Common Stock as adjusted for the Reverse Stock Split, as well as the terms of the Reverse Stock Split, in an amendment to the Registration Statement that will be filed prior to the commencement of the Company’s road show. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company. Due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and C&DI 134.04.

Common Stock Valuation Methodologies

As there has been no public market for the Common Stock to date, the estimated fair value of Common Stock for purposes of granting equity awards has been determined by the Company’s board of directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s (i) sales of its Series A convertible redeemable preferred stock, par value $0.0001 per share

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

June 27, 2019

Page Three

(the “Preferred Stock”) and (ii) the most recent third-party valuation of its Common Stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the Common Stock as of each grant date, including:

•

the price of the Preferred Stock sold to investors in arm’s length transactions and the rights, preferences and privileges of such Preferred Stock as compared to those of the Common Stock, including the liquidation preferences of such Preferred Stock;

•	the Company’s results of operations, financial position and the status of research and development efforts and achievement of enterprise milestones;

•	the composition of, and changes to, the Company’s management team and Board;

•	the lack of liquidity of the Common Stock as a private company;

•	the Company’s stage of development, business strategy and the material risks related to its business and industry;

•	the valuation of publicly-traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	external market conditions affecting the life sciences and biotechnology industry sectors;

•	the likelihood of achieving a liquidity event for the holders of the Common Stock, such as the IPO, or a sale of the Company, given prevailing market conditions; and

•	the state of the IPO market for similarly situated privately held biotechnology companies.

The third-party valuations of Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its common stock.

In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of the Common Stock at each valuation date.

•

Option Pricing Method (the “OPM”). The OPM is an allocation method that considers the current value of equity and then allocates that equity value to the various equity interests considering their rights and preferences. The OPM treats common stock and preferred stock as call options on the company’s equity value, with exercise prices based on the liquidation preferences of the preferred stock. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

June 27, 2019

Page Four

•

Probability-Weighted Expected Return Method (the “PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by a company, as well as the economic and control rights of each share class.

•	Hybrid Method. The hybrid method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM factoring in possible future liquidity events.

In order for the Board to determine the estimated fair value of the Common Stock, the OPM was utilized for the independent third-party valuation of the Common Stock as of November 5, 2018 (the “November 2018 Valuation”) discussed below, and the Hybrid Method was utilized for the independent third-party valuation of the Common Stock as of April 12, 2019 (the “April 2019 Valuation”) discussed below, as the Company commenced preparations for an IPO at such time and therefore had better visibility into the timing of a potential IPO. In that IPO scenario, the Company assumed that all outstanding shares of the Preferred Stock would be converted into shares of Common Stock. In addition, given the Common Stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made in each of the OPM and Hybrid Method to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Common Stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant. In connection with the valuations prior to April 12, 2019, the Company considered an implied equity value from the Initial Closing (as defined below) of the sale of Preferred Stock prior to the issuance of any option grants, as the basis for the value of its Common Stock at the date of the option grant. On and after April 12, 2019, the valuation methodology changed to the use of a Hybrid Method incorporating the stay private scenario (using the OPM, specifically, the backsolve method) and the PWERM, as the Company had obtained better visibility into the timing of a potential IPO as indicated above, but still considered the uncertainty around the Company’s value should an IPO not occur. The Hybrid Method is commonly used in these situations and is consistent with guidance from the Practice Aid.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

June 27, 2019

Page Five

Common Stock Valuations and Stock Option Grants

During the past 12 months, the Company has granted stock options as follows:

Date of Grant	Numbers of Shares Subject to Options Granted	Exercise Price Per Share of Common Stock		Estimated Fair Value Per Share of Common Stock at Grant Date
March 12, 2019	[***]	$	[***]		$0.70	*
March 15, 2019	[***]	$	[***]		$0.70	*
March 21, 2019	[***]	$	[***]		$0.70	*
April 2, 2019	[***]	$	[***]		$0.70	*
May 14, 2019	[***]	$	[***]	$	[***]
May 27, 2019	[***]	$	[***]	$	[***]
May 28, 2019	[***]	$	[***]	$	[***]
May 31, 2019	[***]	$	[***]	$	[***]
June 3, 2019	[***]	$	[***]	$	[***]
June 13, 2019	[***]	$	[***]	$	[***]
Total	[***]

November 2018 Valuation and March 12, 2019 – April 2, 2019 Stock Option Grants

From March 12, 2019 to April 2, 2019, the Company granted options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. On the date of each grant, the Board determined the estimated fair value of the Common Stock at the time of the grants was $[***] per share based on a number of factors, including the November 2018 Valuation.

For the November 2018 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. Specifically, the Company utilized the backsolve method to determine the implied total equity value of the Company by accounting for all share class rights and preferences. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure.

For purposes of the November 2018 Valuation, the backsolve method reflected the Company’s initial closing of the sale of its Preferred Stock on November 5, 2018 of 59,908,284 shares at a price of $1.00259507 per share (the “Initial Closing”) and the potential subsequent closing of an additional 59,844,699 shares of Preferred Stock at a price of $1.00259507 per share (the “Subsequent Closing”), which had not occurred as of the date of the November 2018 Valuation and the consummation of which was contingent upon certain events and milestones.

*

Represents the weighted-average estimated fair value per share of Common Stock solely for financial accounting purposes. See the last paragraph under the heading “November 2018 Valuation and March 12, 2019 – April 2, 2019 Stock Option Grants”.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

June 27, 2019

Page Six

In determining the total implied equity value under the backsolve method, the Company used an estimated volatility of 70.0% and an estimated time to liquidity of 2.4 years, based on management’s best estimates of a liquidity event at such time.

After applying a DLOM of [***]%, the fair value of the Common Stock was estimated to be $[***] per share in the November 2018 Valuation.

For the period from the November 2018 Valuation to April 2, 2019, the Board initially determined there were no internal or external developments since the November 2018 Valuation that warranted a change in the estimated fair value of the Common Stock. During this period, the Company was inwardly focused on integrating the product candidates it had just acquired, maralixibat and volixibat, as well as focusing on such product candidates’ ongoing clinical trials. As a result, the Board determined the estimated fair value of the Common Stock as of each grant from March 12, 2019 to April 2, 2019 was $[***] per share.

Subsequent to the issuance of the foregoing awards, and in connection with the Company’s preparation for the IPO, the Company retroactively reassessed the Common Stock fair value related to the options granted from March 12, 2019 to April 2, 2019 in light of the April 2019 Valuation, proximity of such grants to the organizational meeting of the IPO and the probability of completing a successful IPO in 2019. The Company’s reassessed fair value of the Common Stock was based on a straight-line method between the November 2018 Valuation and the April 2019 Valuation which resulted in a grant date estimated fair value of $0.70 per share. The Company believes the straight-line method is appropriate as no single event caused the valuation of its Common Stock to increase for grants made between March 12, 2019 and April 2, 2019. The reassessed grant date estimated fair value per share for the options granted in the three months ended March 31, 2019 is reflected in stock-based compensation expense within the Company’s consolidated statements of operations and comprehensive loss for the three months ended March 31, 2019 included in the Registration Statement.

April 2019 Valuation and May 14, 2019 – June 13, 2019 Stock Option Grants

From May 14, 2019 to June 13, 2019, the Company granted options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the Common Stock at the time of the grant was $[***] per share based on a number of factors, including the April 2019 Valuation.

For the April 2019 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method, with the OPM (stay private scenario) being weighted at 50% and the PWERM being weighted collectively at 50%.

For the OPM, the market approach, specifically the backsolve method, was used to determine the implied total equity value of the Company by accounting for all share class rights and preferences. For purposes of the April 2019 Valuation, the OPM reflected the consummation of the Subsequent Closing on April 12, 2019 and the resulting issuance of 59,844,699 shares of Preferred Stock at a price of $1.00259507 per share. In determining the implied total equity value under the back-solve method, the Company used an estimated volatility of 70.0% and an estimated time to liquidity of 2.7 years, based on management’s best estimates of a liquidity event at such time.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

June 27, 2019

Page Seven

For the PWERM, the future equity value at two estimated IPO dates was allocated to the outstanding shares of Preferred Stock, Common Stock and options to purchase Common Stock, based on the rights and preferences of each class of equity. The Company then discounted the values of each class of equity in each of two IPO scenarios at an appropriate risk-adjusted rate: (i) a [***] IPO scenario (30% weighting) and (ii) a [***] IPO scenario (20% weighting). The Company believes that the probability weighting of each potential liquidity event scenario used in the PWERM analyses was appropriate in light of the Company’s stage of development, the status of its clinical development efforts and financial position, external market conditions affecting the biopharmaceutical industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to apply a total of 50% weighting for the PWERM because around the time of the April 2019 Valuation the Company had just completed its IPO organizational meeting on [***], 2019, whereby it was discussed that the Company ideally planned to consummate its IPO in [***] 2019. As a result of this meeting, the Company gained some visibility into the probability and timing of a potential future IPO. However, the mere intent to file a registration statement and consummate an IPO does not necessarily mean that the Company would be successful in doing so. Unexpected macroeconomic and industry specific events, such as the biopharmaceutical IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies, fatigue from institutional investors, geopolitical risk, or other Company specific events, such as unfavorable correspondence with the U.S. Food and Drug Administration (the “FDA”) and/or the European Medicines Agency (“EMA”) regarding the Company’s two product candidates, maralixibat and volixibat, or other clinical development setbacks, could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one. Furthermore, the Representatives had not yet provided pricing indications. Accordingly, based on the foregoing and certain other discussions with the Company’s management, the PWERM was weighted at 50%, and captured the value created in an expected/potential IPO scenario, and the non-IPO (stay private) scenario valued using the OPM method was weighted at 50%.

After applying a weighted-average DLOM of [***]% the fair value of the Common Stock was estimated to be $[***] per share in the April 2019 Valuation.

Explanation of Difference Between the Estimated Fair Value of Common Stock Using the April 2019 Valuation and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the estimated fair value of its Common Stock using the April 2019 Valuation and the Preliminary Price Range is the result of the following key factors, among others:

•

The Company made additional progress in its planned IPO, including holding testing the waters meetings with potential investors in reliance on Section 5(d) of the Act and the filing of the Registration Statement with the Commission on June 21, 2019.

•

The Company received FDA meeting minutes and the FDA’s written response in June 2019 pertaining to the Company’s meeting with the FDA on May 21, 2019 regarding advancing maralixibat in the Company’s target indications.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

June 27, 2019

Page Eight

•	The Company met with the EMA in June 2019 regarding Phase 3 clinical trials for maralixibat.

•

The Company identified and appointed two new, experienced independent directors to the Board: Laurent Fischer, M.D., effective May 2019, and Laura Brege, contingent upon and effective as of the closing of the IPO.

•	The Company hired three executive-level employees related to the Company’s clinical programs, business development and commercialization efforts.

•

The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•

The Preliminary Price Range represents a future price for the shares of Common Stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock based on the April 2019 Valuation represents an estimate of the fair value of the shares that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. Additionally, the Preliminary Price Range reflects that, upon a successful IPO, the shares of Preferred Stock will convert into Common Stock and will no longer have the liquidation preferences and preferential rights attributable to the Preferred Stock as compared to the Common Stock prior to the IPO (which results in a higher valuation of the Common Stock in the Preliminary Price Range, and also drives a lower Common Stock value in the stay private scenario).

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair value of its Common Stock as determined by the Board in April 2019 is consistent with the Company’s and the Representatives’ estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Common Stock in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants over the last twelve months, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

June 27, 2019

Page Nine

Common Stock Valuation and Stock Issuance to Shire International GmbH

On November 5, 2018, the Company issued 14,873,208 shares of Common Stock (the “Shire Shares”) to Shire International GmbH (“Shire”) pursuant to that certain Common Stock Issuance Agreement between Shire and the Company (the “Issuance Agreement”), in partial consideration for the rights granted to the Company under that certain Assignment and License Agreement, dated November 5, 2018, by and between the Company and Shire. The Board determined the estimated fair value of the Shire Shares at the time of issuance was $0.470 per share based on a number of factors, including the November 2018 Valuation and the Shire Rights (as defined below).

For the November 2018 Valuation, the Company utilized the OPM to derive the implied equity value for the Company. Specifically, the Company utilized the backsolve method to determine the implied total equity value of the Company by accounting for all share class rights and preferences. The backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure.

For purposes of the November 2018 Valuation, the backsolve method reflected the Initial Closing and the potential Subsequent Closing, which had not occurred as of the date of the November 2018 Valuation and the consummation of which was contingent upon certain events and milestones. In determining the total implied equity value under the back-solve method, the Company used an estimated volatility of 70.0% and an estimated time to liquidity of 2.4 years, based on management’s best estimates of a liquidity event at such time.

Pursuant to the Issuance Agreement, the Company granted Shire the following rights (the “Shire Rights”): (i) a certain amount of the net proceeds received upon certain liquidation events, if any were to occur prior to the closing of the IPO, and (ii) immediately prior to the closing of the IPO, such amount of shares of Common Stock as is necessary to increase Shire’s percentage ownership to 5% of the Company’s capital stock immediately prior to the closing of the IPO. The Shire Rights were granted to Shire only and will terminate in connection with the IPO. As of the date of this letter, the Company does not expect any adjustment to Shire’s percentage ownership pursuant to (ii) above.

As a result of the Shire Rights, a DLOM for the Shire Shares deemed to be lower than that of the Common Stock. After applying the DLOM of [***]%, the Board determined the estimated fair value of the Shire Shares as of November 5, 2018 to be $0.470 per share.

In light of the above, the Company respectfully submits that the per share estimated fair value of the Shire Shares was reasonable and appropriate for the reasons described herein and in the Registration Statement.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

    *    *    *

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

June 27, 2019

Page Ten

Please contact me at (858) 550-6044 or Kristin VanderPas at (415) 693-2097 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Jason L. Kent
Jason L. Kent
Cooley LLP

cc:	Christopher Peetz, Mirum Pharmaceuticals, Inc.

Michael Grey, Mirum Pharmaceuticals, Inc.

Ian Clements, Ph.D., Mirum Pharmaceuticals, Inc.

Kristin VanderPas, Cooley LLP

Brian J. Cuneo, Latham & Watkins LLP

Mark V. Roeder, Latham & Watkins LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY

BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE

COMMISSION PURSUANT TO 17 CFR §200.83.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com